Exhibit 24

August 11, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

Re:          Authorization to Sign Rule 16 Forms

To whom it may concern:

I am an Executive Vice President of Refco Inc. (“Refco”) and, until further written notice, I hearby individually authorize Dennis A. Klejna (Refco’s Executive Vice President, Counsel and Secretary) and Youngjoon Park (Refco’s Associate General Counsel) to sign on my behalf a Form 3 and any Form 4 or Form 5 or related form that I have filed or may file hereafter in connection with my direct or indirect ownership of Refco securities, and to undertake any other action of any type whatsoever in connection with the foregoing which in his opinion may be of benefit to, in the best interest of, or legally required by me.

Very truly yours,

/s/ SANTO C. MAGGIO

Santo C. Maggio